Exhibit 12.1

AMERICAN CAPITAL, LTD. Computation of Ratio of Earnings to Fixed Charges ($ in millions) (unaudited)
	Year Ended December 31,
	2011	2010	2009	2008	2007
Net earnings (loss) before taxes:
Net earnings (loss)	$974	$998	$(910)	$(3,115)	$700
Tax (benefit) provision	(428)	—	(20)	91	12
Net earnings (loss) before taxes	$546	$998	$(930)	$(3,024)	$712
Fixed Charges:
Interest expense	$90	$177	$256	$220	$287
Rent expense interest factor(A)	3	4	5	5	5
Total fixed charges	$93	$181	$261	$225	$292
Net earnings (loss) available to cover fixed charges	$639	$1,179	$(669)	$(2,799)	$1,004

Ratio of earnings to fixed charges	6.9	6.5	(B)	(B)	3.4

A.	Represents a reasonable approximation of the interest factor included in rent expense.

B.
Due to our net loss for the years ended December 31, 2009 and 2008, the ratio coverage was less than 1:1. We must generate additional earnings of $930 and $3,024, respectively, to achieve a coverage of 1:1.